UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35852

CORDIA BANCORP, INC.
(Exact name of registrant as specified in its charter)

11730 Hull Street Road Midlothian, Virginia 23112 (804) 763-1336
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)        ☒
Rule 12g-4(a)(2)        ☐
Rule 12h-3(b)(1)(i)    ☒
Rule 12h-3(b)(1)(ii)    ☐
Rule 15d-6        ☐
Approximate number of holders of record as of the certification or notice date: None
Pursuant to the requirements of the Securities Exchange Act of 1934, First-Citizens Bank & Trust Company, as successor by merger to Cordia Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FIRST-CITIZENS BANK & TRUST COMPANY

Date:	September 28, 2016	By: /s/ Craig L. Nix
Craig L. Nix
Chief Financial Officer